12013610

SEC Mail Processing Section MAR 0 [illegible] Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 2 2012 DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNELL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CONNELL DRIVE
(No. and Street)

BERKELEY HEIGHTS (City) NEW JERSEY (State) 07922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUANE CONNELL 908-673-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

99 WOOD AVENUE SOUTH (Address) ISELIN (City) NEW JERSEY (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH

I, Duane Connell, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Connell Securities LLC, as of December 31, 2011, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

2/28/12

JANET ACCARDI
NOTARY PUBLIC OF NEW JERSEY
REGISTERED IN UNION COUNTY
MY COMMISSION EXPIRES JULY 26, 2015

CONNELL SECURITIES LLC

Financial Statements
and Supplementary Information

December 31, 2011

ERNST & YOUNG

Ernst & Young LLP
99 Wood Avenue South
P. O. Box 751
Iselin, New Jersey 08830-0471
Tel: +00 (1)732-516-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Connell Securities LLC

We have audited the accompanying statement of financial condition of Connell Securities LLC as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connell Securities LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2012

CONNELL SECURITIES LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Current assets:	
Cash	$ 778,126
Prepaid expenses	3,162
	$ 781,288

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Due to Member	$ 61,184
Accrued expenses	13,000
Total current liabilities	74,184
Member's equity	707,104
	$ 781,288

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Operations
For the Year Ended December 31, 2011

Fee income	**$ 540,000**
Operating expenses	**272,700**
Net income	**$ 267,300**

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

Balance, January 1, 2011	$ 139,804
Capital contributions from Member	300,000
Net income	267,300
Balance, December 31, 2011	$ 707,104

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 267,300
Adjustments to reconcile net income to net cash used by operating activites:	
Decrease in prepaid expenses	230
Decrease in due to Member	(100,210)
Decrease in accrued expenses	(1,000)
Net cash provided by operating activities	166,320
Cash flows from financing activities:	
Capital contributions from Member	300,000
Net increase in cash	466,320
Cash, beginning of year	311,806
Cash, end of year	$ 778,126

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes.

CONNELL SECURITIES LLC

Notes to Financial Statements

December 31, 2011

Note 1 – Organization and Operations

Connell Securities LLC (the Company) is organized as a limited liability company. The Company's business activities consist of private placements of securities and rendering corporate financial advice. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the New Jersey Bureau of Securities (NJBS) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records on the accrual basis, in accordance with accounting principles generally accepted in the United States.

Cash

The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses on such accounts.

Revenue Recognition

Fee income is recognized at the time the financing transaction is completed and the income is determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The financial statements do not include a provision for income taxes as the Company's earnings and losses are included in the Member's income tax returns and are taxed based on the Member's effective tax rate.

Note 3 – Related Party Transactions

For the year ended December 31, 2011 the Company received fees for services provided to its Member in the amount of $540,000. These fees were earned for services rendered in connection with the arranging of financing for affiliates. The Company does not have any employees. The Member provides these services and bills the Company for the related employee cost based on the hours worked. In addition the Member pays certain of the Company's operating expenses and is then reimbursed by the Company. Both of these costs are charged to the Company in accordance with guidance on the recording of expenses and liabilities of broker/dealers issued by the SEC. The total of these employee costs and operating expenses amounted to $255,852 for the year ended December 31, 2011.

Note 4 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2011 the Company's net capital of $707,104 exceeded the SEC required net capital by $702,104.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued.

SUPPLEMENTARY INFORMATION

CONNELL SECURITIES LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

CONNELL SECURITIES LLC
Computation of Net Capital Under Rule 15 c 3-1
of the Securities and Exchange Commission
As of December 31, 2011

NET CAPITAL:	
Total Member's equity	$ 707,104
Total capital	707,104
Deduction:	
Nonallowable assets	-
Net capital	$ 707,104
AGGREGATE INDEBTEDNESS (A. I.)	$ 74,184
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
(1) Minimum net capital required (6-2/3% of total A.I.)	$ 4,946
(2) Minimum dollar net capital requirement of broker/dealer	$ 5,000
Net capital requirement (greater of (1) or (2))	$ 5,000
Excess net capital	$ 702,104
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10%

There are no material differences between the audited computation above and the computation of Net Capital included in the unaudited FOCUS filing.

CONNELL SECURITIES LLC
Reconciliation of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2011)

NET CAPITAL - As reported in the Company's Part IIA (unaudited)	$ 707,104
AUDIT ADJUSTMENTS	-
NET CAPITAL	$ 707,104

ERNST & YOUNG

Ernst & Young LLP
99 Wood Avenue South
P. O. Box 751
Iselin, New Jersey 08830-0471
Tel: +00 (1)732-516-4200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of Connell Securities LLC

In planning and performing our audit of the financial statements of Connell Securities LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Iselin NJ
February 24, 2012

Ernst & Young LLP
99 Wood Avenue South
P. O. Box 751
Iselin, New Jersey 08830-0471
Tel: +00 (1)732-516-4200
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of Connell Securities LLC:

We have performed the procedures enumerated below, which were agreed to by the management of Connell Securities LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Connell Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Connell Securities LLC's management is responsible for Connell Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035875 FINRA DEC
CONNELL SECURITIES LLC 13*13
ATTN MANAGING DIRECTOR
200 CONNELL DR
BERKELEY HEIGHTS NJ 07922-2605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,350.00
   B. Less payment made with SIPC-6 filed (exclude interest) (500.00)
      7/22/11
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) $850.00
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 850.00
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Connell Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 540,000.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
d. SIPC Net Operating Revenues	$ 540,000.00
e. General Assessment @ .0025	$ 1,350.00 (to page 1, line 2.A.)